UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class A Common Stock, no par value (“Class A Common Stock”)
Class B Common Stock, no par value (“Class B Common Stock”)
(Title of Class of Securities)

Class A Common Stock: 369385 10 9
Class B Common Stock: 369385 20 8
(CUSIP Number)

Barry A. Adelman, Esq. Friedman Kaplan Seiler & Adelman LLP 1633 Broadway, 46th Floor New York, NY 10019-6708 (212) 833-1107
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 16, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 369385 10 9
CUSIP No. 369385 20 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Stanton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Class A Common Stock: 2,680,966 (1) Class B Common Stock: 1,436,469
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 2,680,966 (1) Class B Common Stock: 1,436,469

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 2,680,966 (1) Class B Common Stock: 1,436,469
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% of Class A Common Stock[2] 47.1% of Class B Common Stock[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN
1 Includes 1,436,469 shares of Class B Common Stock beneficially owned by John W. Stanton and Theresa E. Gillespie (the "Reporting Persons") since each share of Class B Common Stock is convertible into one share of Class A Common Stock.
2 Based on 33,046,000 shares of Class A Common Stock and 3,052,000 shares of Class B Common Stock issued and outstanding as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017, but as to Class A Common Stock increased by the 1,436,469 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons, for a total of 34,482,469 Shares of Class A Common Stock.

CUSIP No. 369385 10 9
CUSIP No. 369385 20 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Theresa E. Gillespie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Class A Common Stock: 2,680,966 (1) Class B Common Stock: 1,436,469
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 2,680,966 (1) Class B Common Stock: 1,436,469

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 2,680,966 (1) Class B Common Stock: 1,436,469
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% of Class A Common Stock[2] 47.1% of Class B Common Stock[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Includes 1,436,469 shares of Class B Common Stock beneficially owned by the Reporting Persons since each share of Class B Common Stock is convertible into one share of Class A Common Stock.
2 Based on 33,046,000 shares of Class A Common Stock and 3,052,000 shares of Class B Common Stock issued and outstanding as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017, but as to Class A Common Stock increased by the 1,436,469 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons, for a total of 34,482,469 Shares of Class A Common Stock.

This Amendment No. 6 supplements and amends in certain respects (but is not a complete restatement of) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) on March 12, 2007, as previously amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on November 15, 2007, Amendment No. 2 thereto filed by the Reporting Persons with the Commission on December 3, 2007, Amendment No. 3 thereto filed by the Reporting Persons with the Commission on November 9, 2010, Amendment No. 4 thereto filed by the Reporting Persons with the Commission on July 11, 2016, and Amendment No. 5 thereto filed by the Reporting Persons with the Commission on April 6, 2017 (as so previously amended, the “Schedule 13D”) with respect to the Class A Common Stock and Class B Common Stock of General Communication, Inc. (the “Issuer”). This Amendment No. 6 should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.
This Amendment No. 6 is being filed to update the percentage of outstanding Class B Common Stock of the Issuer owned by the Reporting Persons. Although the number of shares of Class B Common Stock beneficially owned by the Reporting Persons is unchanged from that previously disclosed in the Schedule 13D, as a result of a decrease in the outstanding number of shares of Class B Common Stock (which decrease is reflected in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on May 16, 2017 and in the Issuer’s Forms 10-Q filed on August 3, 2017 and November 2, 2017), the Reporting Persons’ ownership percentage of Class B Common Stock has increased by more than 1% from the percentage most recently disclosed in the Schedule 13D; i. e., by 1.5%, from 45.6% to 47.1%.

Item 3. Source and Amount of Funds or Other Consideration.

On October 17, 2017 the Issuer issued 1,870 shares of Class A Common Stock to the Reporting Persons for reimbursement of legal expenses of $77,370.36 (reflecting a price per share of approximately $41.37) incurred by the Reporting Persons pursuant to and in connection with the Voting Agreement between the Reporting Persons and the Issuer dated April 4, 2017, which Voting Agreement was described in and attached as an Exhibit to Amendment No. 5 to the Schedule 13D filed on April 6, 2017.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are amended and restated, in their entirety, and Item 5(c) is amended and supplemented, as follows:

(a) and (b) The Reporting Persons, as tenants in common or joint tenants with right of survivorship, beneficially own and have shared voting and dispositive power with respect to 1,436,469 shares of Class B Common Stock (representing approximately 47.1% of the outstanding Class B Common Stock) and 2,680,966 shares of Class A Common Stock (representing approximately 7.8% of the outstanding Class A Common Stock), including the 1,436,469 shares of Class A Common Stock issuable upon conversion of the above-mentioned Class B Common Stock. Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock.

The above percentages are based on 33,046,000 shares of Class A Common Stock and 3,052,000 shares of Class B Common Stock outstanding as of October 27, 2017 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 2, 2017, but as to Class A Common Stock increased by the 1,436,469 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons, for a total of 34,482,469 Shares of Class A Common Stock for purposes of the Class A Common Stock percentage calculation.

Each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Reporting Persons currently beneficially own voting equity securities representing approximately 24.6% of the voting power with respect to a general election of directors of the Issuer.
(c) The only transaction effected by the Reporting Persons in the securities of the Issuer during the past 60 days is the acquisition of 1,870 shares of Class A Common Stock from the Issuer as described in Item 3 above.
(d) and (e) Not applicable.

Item 7.     Material to be filed as Exhibits.

Item 7 of the Schedule 13D is supplemented by addition of the following exhibit:
1.    Joint Filing Agreement, dated November 22, 2017.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 22, 2017

Signature	/s/ John W. Stanton
John W. Stanton

Signature	/s/ Theresa E. Gillespie
Theresa E. Gillespie